Filed by: Mavenir Systems, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Mavenir Systems, Inc.

Commission File No.: 001 - 36171

TELECOMASIA.NET – Interview with Pardeep Kohli

Mobile World Congress 2015

I’m Tony Poulos (TP) and I’m at Mobile World Congress in Barcelona today with Pardeep Kohli, who is the CEO of Mavenir. Pardeep, great to meet you. Great week for you! Very big news! What was the big announcement this week?

Pardeep Kohli (PK) – We announced that Mitel has signed a definitive agreement to acquire Mavenir Systems. We are quite excited about it. I would like to talk for a minute about that announcement. As you know, Mitel is a very big player in the enterprise space with a billion dollar revenue. In the enterprise space, people have already moved on to all-IP environment with all the unified communications (UC) applications.

We are in the mobile space. In the mobile space, 4G LTE is doing exactly the same thing – bringing networks to all-IP. Mavenir is helping operators to make the transition to an all-IP environment. We will use the experience Mitel already has in the enterprise space to enhance that enhancement and enable operators to do a lot more than what they are able to do today and bring UC in all-IP environment.

TP – And what changes can operators expect from NFV and SDN architectures?

PK – As you know, in the telecom environment operators expect highly reliable systems. In the past, people believed that highly reliable systems can be offered only if you run them on proprietary hardware. And what the IT industry has proven with companies like Facebook, Google and other companies like that, is that you can actually do a scalable architecture without having proprietary systems So now with NFV and SDN technologies, what operators are trying to do is bring their own networks to be able to do things without using proprietary systems.

They will be using the concept of virtualization and software defined networking to separate our software from hardware, not rely on proprietary hardware, and to be able to just use general purpose hardware to offer their services. This will bring down costs. It will make it easier for them to introduce new services. It will help them manage their networks in a much better way.

TP – And what makes VoLTE, or Voice over LTE, different from traditional voice and how are operators going to benefit from it?

PK – That’s a good question. We are a big player in that market. As you probably saw in the enterprise space and fixed space, that when people have internet at their home, you didn’t have enough analog lines for your phone. So you ended up moving all the services onto the internet. It’s the same thing happening in wireless network. When you do 4G LTE, think of that as bringing internet to the home. Now you are bringing the internet to a mobile phone and now there’s no point in using any other way to deliver the voice. You have to do VoLTE.

How it helps operators? They can just now have only one network for everything – for voice and for data rather than keeping a separate network for voice and a separate network for data.

TP – When you say the network of the future will be built on software, what exactly do you mean by that?

PK – Actually that’s what I tell my customers and what I tell my employees. Today the phone is more intelligent than the network. It’s the first time it has happened in the wireless industry. If you remember, in the past we used to have GSM phones and UPMS phones with very little screen and only nine buttons, and it could do very little amount of stuff. Now the phone is like a big computer. You can pretty much do everything you do on the computer on the phone. What that means now is that the network has to catch up with the phone rather than the phone being driven by the network. That can only happen if the network is also software-based. It’s not only hard coded to do certain things. It’s very agile. It can adopt itself. You can introduce new services very fast. You can try new things very fast and that’s what I meant when I said that the network has to become software driven now.

TP – With the success of VoLTE, what other services can we expect on these new networks?

PK – What VoLTE did was gave you what you had in the past. People have done very simple transition that now whatever you were able to do on 3G can be done on 4G, but on all-IP. That’s a very small bar. What you can do with these phones is unlimited. For example, we are showing you now at our booth a number of services which you could not do in the past – only on 3G, like combining voice and video together. Here I am and show you a picture and immediately go back and start talking again. Things like that are much easier to do in an all-IP environment and those will be possible to do now beyond VoLTE.

TP – Thank you so much, Pardeep, for explaining that to me and congratulations on the big acquisition announcement.

PK – Thank you, Tony. Thank you very much.

To see the video of this interview please visit: http://www.telecomasia.net/content/ensuring-reliability-telcos-move-all-ip-networks

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The exchange offer for the outstanding shares of Mavenir’s common stock described in this document has not commenced. Mitel will file with the Securities and Exchange Commission (the “SEC”) exchange offer materials on Schedule TO (including an offer to exchange, a related letter of transmittal and other offer documents) and a Registration Statement on Form S-4 with the SEC, and Mavenir will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. Mitel and Mavenir also plan to file other documents with the SEC regarding the proposed transaction. Investors and security holders of Mavenir are urged to read the exchange offer materials and the Solicitation/Recommendation Statement and other documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction. These offer materials will be mailed to stockholders of Mavenir. Investors and security holders will be able to obtain the documents (if and when available) free of charge at the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Mavenir will be available free of charge on Mavenir’s internet website at http://www.mavenir.com or by contacting Mavenir’s Investor Relations Department at (469) 916-4393, ext. 5080. Copies of the documents filed with the SEC by Mitel will be available free of charge on Mitel’s internet website at http://www.mitel.com or by contacting Mitel’s Investor Relations Department at (469) 574-8134. You may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

Forward-Looking Statements

The statements contained in this document that are not historical facts are forward-looking statements within the meaning of U.S. and Canadian securities laws that reflect Mavenir’s and Mitel’s expectations regarding future events. Forward-looking statements can generally be identified by words such as “anticipates,” “may,” “can,” “believes,” “expects,” “projects,” “intends,” “likely,” “target,” “will,” “to be” and other expressions that are predictions or indicate future events, trends or prospects, although not all forward-looking statements contain these identifying words. These forward-looking statements involve substantial risks and uncertainties that could significantly affect expected results, and actual future results and stockholder values of Mavenir, Mitel and the combined company could differ materially from those described in these statements.

Forward-looking statements include, without limitation, statements regarding the closing of the proposed transaction, the satisfaction of the conditions to closing, the expected benefits of the transaction, the expected financial performance of the combined company, expected operating synergies and cost savings and other statements. Risks that could cause actual results to differ include the inherent uncertainty associated with financial or other projections; the integration of Mavenir’s business with Mitel’s and the ability to recognize the anticipated benefits from the acquisition of Mavenir; the ability to obtain required regulatory approvals for the exchange offer and merger, the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the expected benefits of the acquisition; whether a sufficient number of Mavenir shares are tendered into the offer to satisfy the minimum condition; the risk that the conditions to the exchange offer or merger may not be satisfied on a timely basis or at all and the failure of the exchange offer or merger to close for any other reason; risks relating to the value of the Mitel common shares to be issued in connection with the exchange offer and merger; the anticipated size of the markets and continued demand for Mitel and Mavenir products and the impact of competitive products and pricing that could result from the announcement of the acquisition of Mavenir; access to available financing on a timely basis and on reasonable terms, including the refinancing of Mitel’s debt to fund the cash portion of the consideration in connection with the exchange offer and merger; Mitel’s ability to achieve or sustain profitability in the future; fluctuations in quarterly and annual revenues and operating results; fluctuations in foreign exchange rates; current and ongoing global economic instability, political unrest and related sanctions, particularly in connection with the Ukraine and the Middle East; intense competition; reliance on channel partners for a significant component of sales; dependence upon a small number of outside contract manufacturers to manufacture products; and Mitel’s ability to implement and achieve its business strategies successfully. Additional risks and uncertainties are described in Mavenir’s and Mitel’s public filings with the SEC, including the Offer to Exchange/Prospectus to be filed by Mitel and the Solicitation/Recommendation Statement to be filed by Mavenir in connection with the exchange offer and merger. Investors should not place undue reliance on forward-looking statements in this document. Mavenir does not assume any obligation to update the forward-looking statements provided herein, except as required by law.